March 24, 1997



Securities and Exchange Commission
Washington, DC 20549

RE:      Textainer Equipment Income Fund VI, L.P.
         Registration Statement on Form S-1
         Registration No. 33-99534


Dear Sir or Madam:

On behalf of the above-referenced limited partnership (the "Partnership"), I am enclosing for filing pursuant to Rule 424 (b) (3) of the Securities Act of 1933 Supplement No. 1 dated March 19, 1997 to the Partnership's prospectus dated May 10, 1996.

This filing is being effected by direct transmission to the Commission's EDGAR System.

Sincerely,

Nadine Forsman
Controller

Filed pursuant to Rule 424 (c) (3) of the
Securities Act of 1933.  Registration No. 33-99534

                    TEXTAINER EQUIPMENT INCOME FUND VI, L.P.
                                SUPPLEMENT NO. 1
                              DATED MARCH 19, 1997
                        TO PROSPECTUS DATED MAY 10, 1996

SUMMARY

         This  Supplement   No.  1  updates  and  revises  the  Prospectus  (the
"Prospectus") dated May 10, 1996 for Textainer Equipment Income Fund VI, L.P. (the "Partnership"). This Supplement forms a part of, and must be accompanied or preceded by the Prospectus. All cross-references are to sections of the Prospectus, and capitalized terms have the same definitions as those set forth in the Prospectus.

         The primary purposes of this Supplement are to (i) announce the termination of the Partnership's Offering (effective April 30, 1997), describe the reasons therefor and certain trends in the equipment leasing industry, (ii) report the proceeds raised and the status of the Partnership's credit line,
(iii) identify the equipment acquired by the Partnership, and (iv) announce a reduction in the distribution rate paid by the Partnership.

EACH POTENTIAL INVESTOR SHOULD THOROUGHLY REVIEW THE PROSPECTUS AND THIS SUPPLEMENT PRIOR TO SUBSCRIBING FOR UNITS IN THE PARTNERSHIP.



TERMINATION OF THE OFFERING. DECLINE IN DEMAND FOR CONTAINERS

         The Managing General Partner has decided to terminate the Partnership's Offering effective April 30, 1997. The primary reason for this decision is the current decrease in demand for containers and the associated decline in lease rates and utilization. Utilization for the Partnership's containers was 77% on average for the year ended December 31, 1996, which means that, on average, 77% of the Partnership's containers was on lease at any given time. For comparison, the fleet of containers managed by the General Partners and their Affiliates had an average utilization of 90% for the year ended December 31, 1995. The decline in demand for leased containers, the Partnership's principal business, is described more fully below under "Risk Factor: Industry Changes Have Driven Down Demand for Leased Containers, Lowering Lease Rates and Utilization, Two of the Principal Factors Determining Partnership Profitability."

         The decline in demand for leased containers has been accompanied by a drop in the purchase price of new containers. Due to this drop in container prices, the Managing General Partner believes that some additional investment in containers is warranted. Therefore, the Partnership intends to invest any currently available offering proceeds in containers. Any funds raised through April 30, 1997 will also be invested in containers, since the Managing General Partner believes such investment at the currently lower container prices is still attractive.


RISK FACTOR

         Industry Changes Have Driven Down Demand for Leased Containers, Lowering Lease Rates and Utilization, Two of the Principal Factors Determining Partnership Profitability. As noted in the Prospectus under "Risk Factors:
Business Risks--Dependence upon World Trade and Other Economic Consideration; Effect of Economic Cycles," container utilization began to decline in late 1995 and that decline has persisted throughout 1996 and into 1997. The General
Partners believe that this decrease in demand for leased containers is the result of recent adverse changes in the business of its shipping line customers. These changes consist principally of: (i) a general slowdown in the growth of world containerized cargo trade, particularly in the Asia-North America and Asia-Europe trade routes; (ii) over-capacity resulting from the 1996 and 1997 additions of new, larger ships to the existing container ship fleet at a rate in excess of the growth rate in containerized cargo trade; and (iii) shipping line alliances and other operational consolidations that have allowed shipping lines to operate with fewer containers, thereby decreasing the demand for leased containers. The container ship over-capacity in particular led to lower shipping rates, resulting in shipping lines' need to reduce operating costs. The drive to reduce costs, coupled with the availability of inexpensive financing and lower container prices, encouraged shipping lines to purchase, rather than lease, a greater number of new containers in 1996 than in previous years. All of these factors have led to downward pressure on container lease rates, a decline in utilization of leased containers, and an increase in leasing incentives and other discounts being granted to shipping lines by container lessors, further eroding Partnership profitability. For the near term, the General Partners do not foresee any changes in this outlook and caution that both utilization and lease rates could continue to decline, adversely affecting the Partnership's operating results. See also "Risk Factors: Business Risks--Economic Factors Relating to Lessees" and "Management's Discussion and Analysis of Financial Condition of the Partnership's Operations" in the Prospectus.

                             STATUS OF THE OFFERING

         On June 17, 1996 escrow was broken and the Minimum Subscription Amount was released to the Partnership. As of March 14, 1997, the Partnership had sold 1,668,631 Units with an aggregate purchase price of $33,372,620. The Partnership has registered for sale 7,500,000 Units, with an aggregate purchase price of $150,000,000, but the Partnership does not expect that fund raising could exceed $45,000,000 before the termination of the Offering and may be substantially less. The aggregate purchase price of the Units sold to date less all underwriting commissions, and amounts set aside for cash reserves, or the proceeds available to the Partnership for acquisition of Equipment is $30,035,358. As of March 14, 1997, $29,582,604 had been used to pay for
Equipment and $1,452,754 had not yet been spent.

         As described on the cover of the Prospectus, the Partnership owned approximately $23,855,966 of Equipment as of the date of the Prospectus, which Equipment had been purchased with the Partnership's line of credit. The proceeds of the Offering have been used to repay that line of credit and to purchase additional Equipment. Additional Equipment purchases have been made both with the proceeds of the Offering and with additional borrowings under the line of credit. To date, the Partnership has paid for $29,582,604 of Equipment. Current borrowings under the line of credit are $1 million, which is less than the current amount of Offering proceeds still available for Equipment purchases. As of March 14, 1997, the average interest rate on the line of credit was 7.9%. Commitment fees paid on the line of credit have totaled $21,819 for the period from March 31, 1996 until March 14, 1997. The cost of the Equipment acquired does not include interest on the borrowed funds, which has been paid out of operating revenues generated by the Partnership. The amounts drawn upon the revolving line of credit have been and will continue to be repaid out of the capital raised by the Partnership.

         As described in the Prospectus, the Partnership has the right, under certain circumstances, to ask one of the General Partners or an Affiliate to repay a portion of the line of credit borrowings. The Partnership does not currently expect circumstances to require the General Partners either to repay any portion of the Partnership's credit line or to purchase any of the Partnership's Equipment. See "Summary of the Offering: Leverage" and "Management's Discussion and Analysis of Financial Condition of the Partnership" in the Prospectus.

         As of March 14, 1997, one of the Associate General Partners has received or will be entitled to receive Equipment Management Fees of $398,450. See "Conflicts of Interest: Compensation of the General Partners and Affiliates" in the Prospectus.

                           BUSINESS OF THE PARTNERSHIP

Equipment Acquired

         The Partnership has acquired the Equipment described in the Prospectus under "Business of the Partnership: Equipment Acquired." In addition, the Partnership has paid for, or accepted delivery of, the following items of Equipment as of March 14, 1997:

         The following new 20-foot standard (2S), 40-foot standard (4S), and 40-foot high cube (4H) dry cargo containers:

        QUANTITY BY TYPE           MANUFACTURER
------------ ---------- ----------
      2S        4S         4H
------------ ---------- ----------
        1       647        400     Shunde Shun An Da Container Manufacturing (Hong Kong) Co., Ltd.
      450       300        100     Hyundai Precision & Industry Co., Ltd.
      750     1,662        466     Jindo America, Inc.
      150        50          -     Win Corporation
    1,015       100        125     Jiluck-Ace International Container Co., Ltd.
        -       100         50     Qingdao Huanghai Container Co., Ltd.
      300       400          -     Yangzhou Tongyun Container Co., Ltd.
      100       200          -     Shanghai Pacific International Container Co., Ltd.
        -       200          -     Hyosung Metals Co., Ltd.
      200       700          -     Associated Industries China, Inc.
        -       500          -     Amalgamated Containers BHD
        -         -        100     Evergreen Heavy Industrial Corporation
------------ ---------- ----------
    2,966     4,859      1,241
============ ========== ==========


        For a  description  of  the  types of Equipment  identified  above,  see
"Business of the Partnership: Equipment." The Equipment acquired by the Partnership has been and will be leased primarily under short-term leases, with aggregate rental rates that are less than the acquisition cost of the Equipment. To recover the cost of the Equipment, the Partnership must continue to re-lease the Equipment. See "Business of the Partnership: Leasing Policy."

Distributions to Limited Partners

         Limited Partners who entered the Partnership at the commencement of the Offering Period have received interest on their investment while it was in escrow, and seven regular monthly distributions equal to an annualized rate of 10% return on equity. On a GAAP basis, all of these distributions were a return of capital. On a cash basis, all of these distributions were from operations. Beginning with the cash distribution to Limited Partners for the month of April 1997, payable May 1997, the Partnership will make distributions on an annualized rate of 9% on each Unit. This reduction in the Partnership's distribution rate is a result of the decline in market conditions discussed above.